



SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **CORONADO CORP.**, did on January 9, 2006, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on January 19, 2006.

Dean Heller

DEAN HELLER
Secretary of State

By A. Fruesen

Certification Clerk

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Certified Copy

January 19, 2006

Job Number: C20060110-1974
Reference Number: 20060014287-80
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20060014287-80	Articles of Incorporation	1 Pages/1 Copies

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk



Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0028502006-2
Document Number:
20060014287-80

Date Filed:
1/9/2006 8:08:11 AM
In the office of

Dean Heller
Secretary of State

Articles of Incorporation
(PURSUANT TO NRS 78)

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	Coronado Corp.
2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)	Name: The Nevada Company Street Address: 5412 Lavender Court, City: North Las Vegas, NEVADA, Zip Code: 89031 Optional Mailing Address: ___ City ___ State ___ Zip Code ___
3. **Shares:** (number of shares corporation authorized to issue)	Number of shares with par value: ___ Par value. $___ Number of shares without par value: 75,000
4. **Names & Addresses, of Board of Directors/Trustees:** (attach additional page if there is more than 3 directors/trustees)	1. Name: Shawn Phillips Street Address: 1040 West Georgia St. - Suite #410, City: Vancouver, State: BC, ca, Zip Code: V6E 4H1 2. Name ___ Street Address ___ City ___ State ___ Zip Code ___ 3. Name ___ Street Address ___ City ___ State ___ Zip Code ___
5. **Purpose:** (optional–see instructions)	The purpose of this Corporation shall be:
6. **Names, Address and Signature of Incorporator:** (attach additional page if there is more than 1 incorporator)	Name: Meaghan McKaige Signature: [signature] Address: 120 Lakeside Ave #230, City: Seattle, State: WA, Zip Code: 98122
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. [signature] The Nevada Company 1/6/2006 Authorized Signature of R.A. or On Behalf of R.A. Company Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on: 11/03/03

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Filing Acknowledgement

January 9, 2006

Job Number
C20060110-1974

Corporation Number
E0028502006-2

Filing Description

Articles of Incorporation

Document Filing Number

20060014287-80

Date/Time of Filing

January 9, 2006 08:08:11 AM

Corporation Name
CORONADO CORP.

Resident Agent
THE NEVADA COMPANY

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

DEAN HELLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138